UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 10)

                                 NEOFORMA, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                  640475 10 7
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                                 (CUSIP Number)

                                Marcea B. Lloyd
                Chief Administrative Officer and General Counsel
                                    VHA Inc.
                         220 East Las Colinas Boulevard
                            Irving, Texas 75039-5500
                                 (972) 830-0000
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    copy to:
                            Nancy A. Lieberman, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                            New York, NY 10036-6522
                        (212) 735-3000 October 10, 2005
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 640475 10 7

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       1.      NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSONS (ENTITIES ONLY).

               VHA INC. - (IRS Employer Identification Number 38-2182248)
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       2.      CHECK THE APPROPRIATE BOX IF A              (a) / /
               MEMBER OF A GROUP (SEE INSTRUCTIONS)        (b) /x/
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       3.      SEC USE ONLY

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       4.      SOURCE OF FUNDS (SEE INSTRUCTIONS)

               N/A
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       5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(D) OR 2(E) / /
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       6.      CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
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NUMBER OF               7.     SOLE VOTING POWER
SHARES
BENEFICIALLY                   8,611,217
OWNED BY
EACH                    --------------------------------------------------------
REPORTING               8.     SHARED VOTING POWER
PERSON WITH
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                        9.     SOLE DISPOSITIVE POWER

                               8,611,217
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                        10.    SHARED DISPOSITIVE POWER

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       11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               8,611,217
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       12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES (SEE INSTRUCTIONS)   / /
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       13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               41.57% (BASED ON AN AGGREGATE OF 20,713,395 SHARES OF COMMON STOCK ESTIMATED TO BE OUTSTANDING)
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       14.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

               CO - Corporation
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

         This Amendment No. 10 (this "Amendment") to the Statement on Schedule 13D filed by VHA Inc., a Delaware corporation ("VHA"), on August 7, 2000, as amended by Amendment No. 1 on October 19, 2000, Amendment No. 2 on February 2, 2001, Amendment No. 3 on September 11, 2003, Amendment No. 4 on September 19, 2003, Amendment No. 5 on January 12, 2005, Amendment No. 6 on April 11, 2005, Amendment No. 7 on April 18, 2005, Amendment No. 8 on July 7, 2005 and Amendment No. 9 on October 7, 2005 (the "Schedule 13D"), relates to the common stock, par value $0.001 per share (the "Common Stock"), of Neoforma, Inc., a Delaware corporation ("Neoforma"). All capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule 13D.

         As a result of the Exchange Agreement (as defined in Item 4) and the Voting Agreement (as defined in Item 4), VHA may be deemed to be a member of a group with GHX (as defined in Item 4) within the meaning of Rule 13d-5 promulgated under the Exchange Act. However, VHA disclaims membership in, and does not affirm the existence of, a group with GHX as a result of such agreements.

Item 4.  Purpose of Transaction

         Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

         On October 10, 2005, Global Healthcare Exchange, LLC, a Delaware limited liability company ("GHX"), Leapfrog Merger Corporation, a Delaware corporation that is a wholly-owned subsidiary of GHX ("Merger Sub"), and Neoforma entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement, Merger Sub will be merged with and into Neoforma (the "Merger") with Neoforma continuing as the surviving corporation (the "Surviving Corporation") and a wholly-owned subsidiary of GHX. The Merger Agreement is further described below in this Item 4.

         Exchange Agreement

         As a condition of, and an inducement to GHX and Merger Sub entering into the Merger Agreement, VHA has entered into an exchange agreement, dated as of October 10, 2005, with GHX (the "Exchange Agreement"). Pursuant to the Exchange Agreement, effective immediately prior to the Merger, VHA shall transfer 6,607,027 shares of Common Stock beneficially owned by VHA to GHX and, in exchange therefor, GHX shall issue to VHA 42,585,609 membership units of GHX (the "GHX Membership Units"). Such number of GHX Membership Units is equal to approximately 11.62% of the sum of (i) the outstanding membership units of GHX as of the date hereof, plus (ii) the number of GHX Membership Units, plus (iii) the number of membership units of GHX to be issued to University HealthSystem Consortium, an Illinois corporation ("UHC"), immediately prior to the Merger pursuant to an exchange agreement, dated as of October 10, 2005, between GHX and UHC (the "UHC Exchange Agreement"). The consummation of the transactions contemplated by the Exchange Agreement is subject to the satisfaction or waiver of conditions set forth in the Exchange Agreement.

         Merger Agreement

         Pursuant to the Merger Agreement, upon the Merger becoming effective (the "Effective Time"), each share of Common Stock outstanding immediately prior to the Effective Time (other than such shares held in Neoforma's treasury, by any wholly-owned subsidiary of Neoforma, by GHX, by Merger Sub, or by any other wholly-owned subsidiary of GHX and any other such shares held by stockholders, if any, who properly exercise their dissenters' rights) shall be converted into the right to receive $10.00 in cash, without interest (subject to adjustments to the extent appropriate) (the "Cash Consideration") and (iii) each outstanding and unexercised option to purchase Common Stock shall be converted into the right to receive an amount in cash equal to the difference, if any, between (A) the Cash Consideration multiplied by the number of shares of Common Stock underlying such option and (B) the aggregate exercise price with respect to such option. The consummation of the Merger is subject to the satisfaction or waiver of conditions set forth in the Merger Agreement, including obtaining certain stockholder and regulatory approval.

         Pursuant to the Merger Agreement, the 2,004,190 shares of Common Stock owned by VHA after the consummation of the transactions contemplated by the Exchange Agreement shall be converted into the right to receive an aggregate amount of $20,041,900 in cash.

         The Merger Agreement provides that at the Effective Time (i) the certificate of incorporation of Merger Sub shall be the certificate of incorporation of the Surviving Corporation and (ii) except as otherwise provided in the Merger Agreement, the bylaws of the Surviving Corporation shall be amended and restated to conform to the bylaws of Merger Sub.

         Voting Agreement

         As a condition of, and a further inducement to GHX and Merger Sub entering into the Merger Agreement, VHA has entered into with GHX a voting agreement, dated as of October 10, 2005 (the "Voting Agreement"). Pursuant to the Voting Agreement, VHA shall vote the Common Stock beneficially owned by VHA (the "Subject Shares") at the Stockholders' Meeting in favor of the approval of the Merger and the approval and adoption of the Merger Agreement.

         The Voting Agreement also provides that at any meeting of stockholders of Neoforma or any adjournment thereof or in any other circumstances upon which VHA's approval is sought, VHA shall vote the Subject Shares against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Neoforma or any of its subsidiaries or any other proposals by third parties to acquire assets or securities of Neoforma as described in the Merger Agreement (an "Acquisition Proposal"), (ii) any amendment of Neoforma's certificate of incorporation or bylaws or other proposal or transaction involving Neoforma or any of its subsidiaries which would in any manner impede or prevent the Merger Agreement or any of the transactions contemplated thereby or change in any manner the voting rights of any class of capital stock of Neoforma.

         Pursuant to the Voting Agreement, VHA appointed two GHX designees as VHA's proxy and attorney-in-fact, with full power of substitution and resubstitution, solely to vote or act by written consent prior to the termination of the Voting Agreement with respect to the Subject Shares in accordance with VHA's obligations under the Voting Agreement. VHA also agreed to not, and not enter into any arrangement to, transfer or otherwise dispose of, any of the Subject Shares or grant any proxy that is inconsistent with its obligations under the Voting Agreement.

         VHA agreed to not solicit any Acquisition Proposals or furnish any information, engage in discussions or negotiations or enter into any contracts in connection with an Acquisition Proposal. However, VHA may, in accordance with the applicable provisions of the Merger Agreement, furnish information and enter into discussions or negotiations with any person at such time as Neoforma is engaging in such activities under circumstances permitted under the Merger Agreement.

         Under the Voting Agreement, VHA also waived, to the extent permitted by applicable law, any rights of appraisal or rights to dissent from the Merger that it may have under applicable law.

         The Voting Agreement, and VHA's obligations thereunder, shall terminate upon the earlier to occur of (i) the consummation of the Merger, (ii) the termination of the Merger Agreement and (iii) any amendment to any pricing term of the Merger Agreement that is adverse to VHA or any amendment to or waiver of any other term of the Merger Agreement in a manner materially adverse to VHA.

         Waiver

         On October 10, 2005, Neoforma, VHA and UHC entered into an agreement (the "Waiver") providing for the waiver by Neoforma of (i) certain specified provisions containing voting and/or transfer restrictions applicable to the Common Stock of each of the Amended and Restated Common Stock and Warrant Agreement, dated as of May 24, 2000, between VHA and Neoforma (as amended pursuant to the Amendment to Amended and Restated Common Stock and Warrant Agreement, dated as of October 18, 2000, between VHA and Neoforma), the Common Stock Purchase Agreement, dated as of January 25, 2001, between VHA and Neoforma (as amended pursuant to the First Amendment to Common Stock Purchase Agreement, dated as of April 11, 2003, between VHA and Neoforma), the Amended and Restated Common Stock and Warrant Agreement, dated as of May 24, 2000, between UHC and Neoforma (as amended pursuant to the Amendment to Amended and Restated Common Stock and Warrant Agreement, dated as of January 25, 2001, between UHC and Neoforma) and the Common Stock Purchase Agreement, dated as of January 25, 2001, between UHC and Neoforma (as amended pursuant to the First Amendment to Common Stock Purchase Agreement, dated as of April 14, 2003, between UHC and Neoforma) and (ii) any other obligations that VHA, UHC and their respective affiliates have with respect to Neoforma or its affiliates, solely to the extent that such other obligations would otherwise be violated or breached by entering into, or performing obligations under, the Exchange Agreement, the Voting Agreement, the UHC Exchange Agreement and the Voting

Agreement between UHC and GHX dated as of October 10, 2005. Such waivers by Neoforma are effective for the period commencing on the date of the Waiver and ending on the earlier of (i) the date the Merger is consummated and (ii) the date the Merger Agreement is terminated by Neoforma or GHX pursuant to its terms.

Other Agreements

         The current Fourth Amended and Restated Outsourcing and Operating Agreement with Neoforma, dated as of August 13, 2003, will be terminated upon the consummation of the Merger. On October 10, 2005, GHX, VHA, UHC, Novation and HPPI entered into an Outsourcing Agreement (the "New Outsourcing Agreement") in a separate transaction that will become effective as of the consummation of the Merger. Pursuant to the New Outsourcing Agreement, effective as of the consummation of the Merger, GHX shall provide to such other parties certain internet e-commerce services facilitating the sale, rental, lease and license of new and used equipment, products, supplies, services, information and other content related to the healthcare industry, by allowing electronic orders to be placed and received for the foregoing and by providing online information and analytic capabilities regarding the foregoing. The initial term of the New Outsourcing Agreement will expire December 31, 2011. Pursuant to the New Outsourcing Agreement, effective as of the consummation of the Merger, Novation shall make the following monthly payments to GHX for the services described above: $4,000,000 per month for the first twelve months; $3,500,000 per month for the next twelve months; and $2,833,333 per month thereafter. Novation shall also make a yearly payment to GHX of $975,0000 for the provision of certain additional related services.

         References to and the descriptions of the Merger Agreement, the Exchange Agreement, the Voting Agreement, the Waiver and the New Outsourcing Agreement as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement, the Exchange Agreement, the Voting Agreement, the Waiver and the New Outsourcing Agreement, respectively, copies of which have been filed as Exhibit 1, Exhibit 2, Exhibit 3, Exhibit 4 and Exhibit 5 to this Amendment and which are incorporated by reference in this Item 4 in their entirety where such references and descriptions appear.

         The information set forth, or incorporated by reference in Item 5 and
Item 6 of this Amendment is hereby incorporated by this reference in this Item
4.

Item 5.  Interest In Securities of The Issuer.

         Item 5 of the Schedule 13D is hereby amended and supplemented to add the following:

         (a) and (b) For the purposes of Rule 13d-3 promulgated under the Exchange Act, GHX, by reason of the execution and delivery of the Voting Agreement, may be deemed to have shared voting power with VHA with respect to (and therefore beneficially own within the meaning of Rule 13d-3 under the Exchange Act) 8,611,217 shares of Common Stock, representing 41.57% of the outstanding shares of Common Stock. However, nothing set forth in this Schedule 13D shall be deemed to constitute an admission that GHX is the beneficial owner of the shares of Common Stock referred to in this Item 5 for purposes of
Section 13(d) of the Exchange Act or for any other purpose.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Item 6 of the Schedule 13D is hereby amended and supplemented to add the following:

         The information set forth, or incorporation by reference, in Item 4 and Item 5 of this Amendment is hereby incorporated by reference in this Item 6.

Item 7.    Material to be Filed as Exhibits


Exhibit 1 Agreement and Plan of Merger, dated as of October 10, 2005, by and among Neoforma, Inc., Global Healthcare Exchange, LLC and Leapfrog Merger Corporation (incorporated by reference to Exhibit 2.1 of the Form 8-K of Neoforma, Inc. (File No. 000-28715), as filed with the SEC on October 12, 2005).

Exhibit 2 Exchange Agreement, dated as of October 10, 2005, between Global Healthcare Exchange, LLC and VHA Inc.

Exhibit 3 Voting Agreement, dated as of October 10, 2005, between Global Healthcare Exchange, LLC and VHA Inc.

Exhibit 4 Waiver, dated as of October 10, 2005, among Neoforma, Inc., VHA Inc. and University HealthSystem Consortium.

Exhibit 5* Outsourcing Agreement among Novation, LLC, VHA Inc., University HealthSystem Consortium, Healthcare Purchasing Partners International, LLC and Global Healthcare Exchange, LLC, dated as of October 10, 2005.


*A complete copy of Exhibit 5 has been filed separately with the Securities and Exchange Commission pursuant to an Application for Confidential Treatment. The confidential portions of Exhibit 5 have been omitted from this filing and are marked by an asterisk.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            VHA INC.


                                            By:  /s/ Marcea B. Lloyd
                                                 ----------------------------
                                            Name:  Marcea B. Lloyd
                                            Title: Chief Administrative Officer
                                                   and General Counsel

Dated:  October 12, 2005